

Mail Stop 4628

August 15, 2016

Via E-mail
Stephen J. Neyland
Chief Financial Officer
Enbridge Energy Partners, L.P
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re:     Enbridge Energy Partners, L.P**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 29, 2016**
> **File No. 1-10934**

Dear Mr. Neyland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Summary of Obligations and Commitments, page 78

1.     We note that as of December 31, 2015 you had current maturities of long-term debt of $300 million and long-term debt of $7,770 million.  Please include long-term debt in your tabular disclosure of your contractual obligations.  Refer to Item 303(A)(5) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Capital Resources, page 52

2.      We note that Midcoast Energy Partners, L.P. was in compliance with the terms of their financial covenants in the Credit Agreement and Purchase Agreement as of December 31, 2015 and June 30, 2016.  You disclose that due to the low commodity price environment, it is possible that the total leverage ratio financial covenant may not be met at some point during 2016 without further action.  Please revise your disclosure to explain the reasonably likely impact of any breach on your financial condition or operating performance and identify any alternate sources of funding.  Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, section IV.C. of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief
Office of Natural Resources